Exhibit 99.2

China Zenix Auto International Limited

No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON November 21, 2013

PROXY STATEMENT

General

We are soliciting proxies on behalf of our board of directors for use at the annual general meeting of shareholders to be held on November 21, 2013 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China.

This proxy statement is available to shareholders beginning on November 1, 2013 and the form of proxy is first being mailed to shareholders on or about November 1, 2013.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Yifan Li, our Chief Financial Officer, if you hold our ordinary shares, or to The Bank of New York Mellon if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on October 29, 2013 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of September 30, 2013, 206,500,000 of our ordinary shares, par value US$0.0001 per share, were outstanding, of which approximately 51,625,000 were represented by ADSs. The presence of at least two ordinary shareholders in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting; provided, however, that in no case shall such quorum represent less than 30% of our outstanding ordinary shares.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://zenixauto.investorroom.com/. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs the Notice of 2013 Annual General Meeting of Shareholders and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, The Bank of New York Mellon will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only The Bank of New York Mellon may vote those shares at the annual general meeting.

The Bank of New York Mellon and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADS Voting Instruction Card is improperly completed or (iii) no ADS Voting Instruction Card is received by The Bank of New York Mellon from a holder of ADSs prior to 5:00 p.m., New York Time, on November 13, 2013, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors has nominated all of our five current directors for election at the 2013 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the five nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, as well as our other senior management, their ages as of March 31, 2013 and the positions with our company held by them are as follows:

Name	Age	Position
Jianhui Lai (2) (3)	47	Chairman of the board of directors and chief executive officer
Junqiu Gao (3)	46	Director, deputy chief executive officer and chief sales and marketing officer
William John Sharp (1) (2) (3)	71	Independent director
Ian Frances Wade (1)	71	Independent director
Yichun Zhang (1) (2)	79	Independent director
Yifan Li	45	Chief financial officer
Xichuan Lai	45	Financial controller
Guohe Zhang	67	Chief technology officer
Jiangjun Yang	36	Chief production officer

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Directors Nominated for Election at the Annual General Meeting

Mr. Jianhui Lai is our founder, chairman of our board of directors and chief executive officer. Mr. Lai has over 20 years of experience in the commercial vehicle wheel industry in the PRC, particularly in managing vehicle wheel businesses. Prior to founding us in 2003, Mr. Lai was factory manager of Zhangzhou Xiangcheng Zhengxing Automobile Wheel Factory from 1996 to 2003, factory manager of Fujian Pinghe Guanxi Automobile Wheel Factory from 1993 to 1996, and factory manager of Pinghe Automobile Tire and Bicycle Repair Depot from 1988 to 1993. Mr. Lai was awarded The Outstanding Private Entrepreneur in the PRC in 2004 and The Outstanding Individual of the PRC Automotive Industry in 2008, in recognition of his business achievements and stature in the industry. Mr. Lai is also the founder of two schools (providing primary school to high school education) in the PRC, namely Pinghe Zhengxing School and Zhangzhou Zhengxing School.

Mr. Junqiu Gao has served as our director since February 2009, and as our deputy chief executive officer and chief sales and marketing officer since June 2008. Mr. Gao also served as our marketing and sales manager from 2004 to 2008. Mr. Gao has over 20 years of marketing and sales and management experience in the commercial vehicle wheel and machinery industry in the PRC. Prior to joining us in 2004, Mr. Gao was head of the marketing and sales department of Zhangzhou Xiangcheng Zhengxing Automobile Wheel Factory from 1999 to 2004 and was a regional product sales manager of Xuzhou Press System Company Limited from 1993 to 1999. Mr. Gao also served as an electrical design technician and product after-sales engineer of Xuzhou Press System Company Limited from 1990 to 1993. Mr. Gao is a senior engineer and received his bachelor’s degree in industrial electrical automation from Hefei University of Technology in 1990.

Mr. William John Sharp has served as our independent director since May 2011. Mr. Sharp has over 40 years of experience in the tire manufacturing industry. Since 2001, Mr. Sharp has served as president of Global Industrial Consulting, a consulting firm. Since 2005, Mr. Sharp has been a director of Xingda International Holdings Limited, a Hong Kong Stock Exchange listed company which manufactures components for radial tires where he serves as chairman of the compensation committee and a member of the audit committee. Since 2008, Mr. Sharp has been a director of Acquity Group LLC, a multi-channel commerce and digital marketing company where he serves as a member of the audit and compensation committees. From 1998 to 2012, Mr. Sharp was a director of Ferro Corporation, a New York Stock Exchange listed company that produces performance materials, where he served as a member of the compensation committee. From 2009 to February 2012, Mr. Sharp was a director of Exceed Co. Ltd., a NASDAQ listed company that produces footwear, apparel and accessories where he served as chairman of the audit committee and the compensation committee. Mr. Sharp joined The Goodyear Tire & Rubber Company in 1964 and was the president of its North America Tire group from 1999 to 2000. Prior to that, he was the president of its Global Support Operations from 1996 to 1999, and the president of Goodyear Europe, Middle East and Africa from 1992 to 1996. Mr. Sharp received his bachelor of science degree in industrial engineering from Ohio State University in 1963.

Mr. Ian Frances Wade has served as our independent director since September 2011. Mr. Wade has over 50 years of corporate management experience. From 2009 to 2010, he served as chief executive officer of China Nepstar Chain Drugstore Limited, a New York Stock Exchange listed company which is the largest drugstore chain in China based on the number of directly operated stores. From 1982 to 2006, Mr. Wade was the group managing director of A.S. Watson Group, or Watson, a wholly owned subsidiary of the international retail and manufacturing arm of Hutchison Whampoa Limited. During his tenure with Watson, he was instrumental in Watson’s geographic expansion, organic growth, acquisition, profitable divestment, brand re-invention, and channel development. Under Mr. Wade’s leadership, Watson grew its retail business from 16 to approximately 7,700 stores with approximately 100,000 employees and over 35 retail and product brands serving approximately 25 million customers a week across over 30 countries. From 2001 to 2006, Mr. Wade was also a member of the board of directors of Priceline.com Inc., a NASDAQ listed company which is a leading global online travel reservation company. Mr. Wade is currently a member of the Board of the Community Chest of Hong Kong and a member of the Hong Kong Red Cross Advisory Committee.

Mr. Yichun Zhang has served as our independent director since May 2011. Mr. Zhang is the head of the Financial Research Institute of Xiamen University. Since 1960, Mr. Zhang has been a lecturer of the economics department, associate professor and deputy head of the finance and fiscal department of the economics faculty, professor, supervisor of doctoral candidates and department head of the finance and fiscal department, professor, supervisor of doctoral candidates and faculty head of the economics faculty, and professor, supervisor of doctoral candidates and head of the fiscal research institute, all of Xiamen University. In addition, Mr. Zhang has served as an independent director of CNFOL.COM Company Limited, a PRC online financial information provider, Shanghai CiFi Company Limited, a PRC property developer, and Shenzhen Minsheng Royal Fund Management Co., Ltd., a PRC fund management company (where he serves as a member of the audit committee), since 2007.

Mr. Zhang also served as an independent director of Zhengzhou Gas Company Limited, a Hong Kong Stock Exchange listed company, from 2002 to 2008, and Fujian Zhonghe Company Limited, a Shenzhen Stock Exchange listed company, from 2002 to 2008. Mr. Zhang served as an external supervisor of Industrial Bank Company Limited, a Shanghai Stock Exchange listed company, from 2004 to 2007. Mr. Zhang received his bachelor’s degree in economics from Xiamen University in 1960.

Other Current Senior Management (not subject to proposal 1)

Mr. Yifan Li has served as our chief financial officer since December 2010. Mr. Li has over 17 years of finance experience. Prior to joining us, Mr. Li served as chief financial officer of Standard Water Ltd., a water and wastewater treatment solution provider in the PRC, from August 2009 to December 2010. Mr. Li served as chief financial officer of China Time Share Media Co. Ltd, an advertising service provider in the PRC, from December 2007 to August 2009. Mr. Li was a co-founder of China Network Exchange, where he served as a director and chief financial officer from July 2005 to December 2007. Mr. Li worked at Shanghai Pudong Development Bank as a deputy general manager of treasury & finance from July 2003 to June 2005. From August 2000 to June 2003, Mr. Li was an investment banker at JPMorgan Chase in New York. Mr. Li has been a Certified Public Accountant in the United States since 1995. Mr. Li received a bachelor’s degree in economics in world economy from Fudan University in 1989, a master’s degree in accounting from the University of Texas at Dallas in 1994, and a master of business administration from the University of Chicago (Booth School of Business) in 2000 with dual concentrations in finance and entrepreneurship.

Mr. Xichuan Lai has served as our financial controller since August 2006. Mr. Lai also served as our financial manager from 2004 to 2006. Mr. Lai has over 18 years of finance experience. Prior to joining us in 2004, Mr. Lai served as manager of the finance department of Fujian Motor Industry Group Company from 1999 to 2004. Mr. Lai also served as an accountant of Fujian Automobile Factory from 1992 to 1999. Mr. Lai is a senior accountant and received his bachelor’s degree in auditing from Fuzhou University in 1992.

Mr. Guohe Zhang has served as our chief technology officer since 2003. Mr. Zhang has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC. Prior to joining us in 2003, Mr. Zhang was the deputy chief engineer and the director of the wheel research institution of Zhenjiang Jinhuan Group Co., Ltd. from 1981 to 2003. Mr. Zhang received the Jiangsu New Product Development Golden Bull Award in 1990 in recognition of his achievements in research and development. Mr. Zhang is a senior engineer and received his bachelor’s degree in mechanical design and manufacturing from Jiangsu University in 1970.

Mr. Jiangjun Yang has served as our chief production officer since January 2007. Mr. Yang also served as our production manager from 2005 to 2006 and our head of production line from 2003 to 2005. Mr. Yang has over 12 years of production and management experience in the commercial vehicle wheel industry in the PRC. Prior to joining us in 2003, Mr. Yang worked at Zhangzhou Xiangcheng Zhengxing Automobile Wheel Factory from 1998 to 2003. Mr. Yang completed his junior college study in administrative management at Xiamen University in 2001.

The directors will be elected by affirmative vote of the holders of a majority of the shares present and voting in person or by proxy and entitled to vote at the annual general meeting. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board concurs, that Deloitte Touche Tohmatsu be appointed as our independent auditors for the year ending December 31, 2013.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of the holders of a majority of the shares present and voting in person or by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 2.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR

RATIFICATION OF THE APPOINTMENT OF

DELOITTE TOUCHE TOHMATSU

AS OUR INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2013.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a code of business conduct and ethics, which is applicable to all of our employees, directors and officers. Our code of business conduct and ethics has been filed as an exhibit to our registration statement on Form F-1 (File No. 333-173587), as amended, initially filed with the U.S. Securities and Exchange Commission on April 19, 2011. To the extent required by law, any amendments to, or waivers from, any provision of the code of business conduct and ethics will be promptly disclosed to the public.

Copies of our company’s committee charters and code of business conduct and ethics will be provided to any shareholder upon written request to Donald Wang, Vice President – Finance, of China Zenix Auto International Limited, No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Section 203.01 of the New York Stock Exchange Listed Company Manual which permits companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. The annual report has been filed with the U.S. Securities and Exchange Commission. We adopted this practice to avoid the considerable expense associated with mailing physical copies of such reports to record holders and beneficial owners of the company’s ADSs and ordinary shares. You may obtain a copy of our 2012 annual report by visiting our website http://zenixauto.investorroom.com/. If you want to receive a paper or email copy of our 2012 annual report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to Donald Wang, Vice President - Finance, at donald.wang@zenixauto.com or +86-159-6062-3365.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
Jianhui Lai
Chairman of the Board of Directors and Chief Executive Officer

Dated: November 1, 2013

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